Exhibit 3.1

CERTIFICATE OF DESIGNATIONS,
PREFERENCES AND RIGHTS OF

SERIES G CONVERTIBLE PREFERRED STOCK,

$0.00001 PAR VALUE PER SHARE

ActiveCare, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Company”), hereby certifies that the following resolution was adopted by the Board of Directors of the Company (the “Board”) on November 1, 2016, in accordance with the provisions of its Certificate of Incorporation (as amended, the “Certificate of Incorporation”) and bylaws. The authorized series of the Company’s previously-authorized preferred stock shall have the following preferences, privileges, powers and restrictions thereof, as follows:

RESOLVED, that pursuant to the authority granted to and vested in the Board in accordance with the provisions of the Certificate of Incorporation and bylaws of the Company, the Board hereby authorizes a series of the Company’s previously authorized preferred stock (the “Preferred Stock”), and hereby states the designation and number of shares, and fixes the relative rights, preferences, privileges, powers and restrictions thereof as follows:

I.	NAME OF THE COMPANY

ActiveCare, Inc.

II.	DESIGNATION AND AMOUNT; DIVIDENDS

A.       Designation. The designation of said series of preferred stock shall be Series G Convertible Preferred Stock, $0.00001 par value per share (the “Series G Preferred”).

B.       Number of Shares. The number of shares of Series G Preferred authorized shall be forty-three thousand two hundred twenty (43,220) shares. Each share of Series G Preferred shall have a stated value equal to $500 (as may be adjusted for any stock dividends, combinations or splits with respect to such shares) (the “Series G Stated Value”).

C.       Dividends. Initially, there will be no dividends which accrue or are otherwise due or payable on the Series G Preferred.  Any future terms with respect to dividends shall be determined by the Board consistent with the Certificate of Incorporation.  Any and all such future terms concerning dividends shall be reflected in an amendment to this Certificate of Designations, which the Board shall promptly file or cause to be filed.

III.	LIQUIDATION PREFERENCE

The Series G Preferred shall have no liquidation preference.

IV.	CONVERSION

A.      Conversion Amount. The Series G Preferred shall automatically convert into fully paid and non-assessable shares of Common Stock of the Company (“Conversion Shares”) at the Series G Stated Value of such shares, together with declared, accrued but unpaid dividends, if any (collectively, “Conversion Amount”) upon the occurrence of any of the events set forth in Section IV B. below. The number of Conversion Shares issuable upon such automatic conversion shall equal the Conversion Amount divided by the Conversion Price then in effect. The “Conversion Price” of the Series G Preferred shall initially be $22.50, subject to adjustment as set forth below. No fractional shares of Common Stock shall be issued upon conversion of Series G Preferred. In lieu of any fractional share to which the holder would otherwise be entitled, the Company shall round up to the nearest whole share. In order to convert Series G Preferred into shares of Common Stock, the Holder shall surrender the certificate or certificates therefor, duly endorsed, to the office of the Company, and shall give written notice to the Company at such office that the holder elects to convert the same, the number of shares of Series G Preferred so converted and a calculation of the Conversion Price (with an advance copy of the certificate(s) and the notice by facsimile); provided, however, that the Company shall not be obligated to issue certificates evidencing shares of Common Stock issuable upon such conversion unless such shares of Series G Preferred are delivered to the Company as provided above, or the Holder notifies the Company or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Company and its transfer agent to indemnify the Company from any loss incurred by it in connection with such certificates.

B.       Automatic Conversion. The Series G Preferred will automatically convert into Conversion Shares (“Automatic Conversion”) upon (i) the Company’s receipt of Fifty Million Dollars (US$50,000,000) or more in gross revenue in a single fiscal year, (ii) the sale of the Company via asset purchase, stock sale, merger or other business combination in which the Company and/or its stockholders receive aggregate gross proceeds of Twenty-Five Million Dollars (US$25,000,000) or more, or (iii) the closing of an underwritten offering (the “Qualified Offering”) by the Company pursuant to which the Company receives aggregate gross proceeds of at least Ten Million Dollars (US$10,000,000) in consideration of the purchase of shares of Common Stock and/or which results in the listing of the Company’s common stock on the Nasdaq National Market, the Nasdaq Capital Market, the New York Stock Exchange, or the NYSE MKT. Upon the triggering of an Automatic Conversion, all of the shares of Series G Preferred owned by such Holder will convert into Conversion Shares at the Conversion Price then in effect. Upon the triggering of Automatic Conversion, the Company shall send written notice (the “Automatic Conversion Notice”) to each holder of record of Series G Preferred specifying the date (the “Effective Date”) upon which such conversion is to become effective (which Effective Date shall not be more than thirty (30) days after the event which causes such automatic conversion) and to surrender to the Company, in the manner and at the place designed in the Automatic Conversion Notice, the certificate or certificates, if applicable, representing the number of shares of Series G Preferred held by such Holder. In the event of an Automatic Conversion as a result of a Qualified Offering, the Holder will execute and deliver, as a condition to the Company’s issuance and delivery of the shares underlying the Automatic Conversion, a lock-up agreement covering a period of 365 days beginning on the date of the Qualified Offering (the “Lock-up Period”), in form and substance reasonably required by the Company and/or the underwriter for the Qualified Offering. On or after the Effective Date, each holder of Series G Preferred shall surrender to the Company the certificate or certificates representing the Series G Preferred, if applicable, owned by such holder as of the Effective Date in the manner and place set forth in the Automatic Conversion Notice and thereupon the Company shall, as soon as practicable thereafter, issue and deliver to the holders of the Series G Preferred either cash or certificate(s) for the number of shares of Common Stock issuable in connection with such Automatic Conversion.

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C.       Certain Adjustments. In the event that the outstanding shares of Common Stock shall be subdivided (by forward stock split, stock dividend or other like occurrence) into a greater number of shares of Common Stock, and no equivalent subdivision or increase is made with respect to the Series G Preferred, the Conversion Price then in effect shall, concurrently with the effectiveness of such subdivision or other increase, be proportionately decreased. In the event that the outstanding shares of Common Stock shall be combined or consolidated into a lesser number of shares of Common Stock (by reverse split or otherwise), and no equivalent combination or consolidation is made with respect to the Series G Preferred, the Conversion Price then in effect shall, concurrently with the effectiveness of such combination or consolidation, be proportionately increased.

V.	RANK

All shares of the Series G Preferred shall rank (i) senior to the Company’s Common Stock and any other class or series of capital stock of the Company hereafter created, the terms of which specifically provide that such class or series shall rank junior to the Series G Preferred (each of the securities in clause (i) collectively referred to as “Junior Securities”), (ii) pari passu with the Company’s Series D and Series E classes of preferred stock, (iii) pari passu with any class or series of capital stock of the Company hereafter created and specifically ranking, by its terms, on par with the Series G Preferred and (iv) junior to any class or series of capital stock of the Company hereafter created specifically ranking, by its terms, senior to the Series G Preferred, in each case as to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company, whether voluntary or involuntary.

VI.	VOTING RIGHTS

The holders of our Series G Preferred will vote together with the holders of the Company’s Common Stock on an as converted basis on each matter submitted to a vote of holders of Common Stock. The number of votes that may be cast by a holder of Series G Preferred shall be equal to the number of Conversion Shares issuable upon conversion of such Holder’s Series G Preferred on the record date for determining those stockholders entitled to vote on the matter.

In addition, the affirmative vote of the holders of a majority of the Company’s outstanding Series G Preferred is required to (i) amend the Company’s certificate of incorporation or bylaws in a way that would be adverse to the holders of the Company’s Series G Preferred, (ii) effect a liquidation event, (iii) declare or pay dividends (other currently outstanding preferred stock and Series G Preferred), and (iv) and issue any securities in parity or senior to the rights of the Series G Preferred with respect to dividend distributions or distributions of assets upon liquidation, dissolution or winding up of the Company.

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VII.	MISCELLANEOUS

A.      Status of Redeemed Stock. In case any shares of Series G Preferred shall be redeemed or otherwise repurchased or reacquired, the shares so redeemed, repurchased, or reacquired shall resume the status of authorized but unissued shares of preferred stock, and shall no longer be designated as Series G Preferred.

B.       Lost or Stolen Certificates. Upon receipt by the Company of (i) evidence of the loss, theft, destruction or mutilation of any Preferred Stock Certificate(s) and (ii) in the case of loss, theft or destruction, indemnity (with a bond or other security) reasonably satisfactory to the Company, or in the case of mutilation, the Preferred Stock Certificate(s) (surrendered for cancellation), the Company shall execute and deliver new Preferred Stock Certificates.

C.       Waiver. Notwithstanding any provision in this Certificate of Designation to the contrary, any provision contained herein and any right of the holders of Series G Preferred granted hereunder may be waived as to all shares of Series G Preferred (and the holders thereof) upon the unanimous written consent of the holders of the Series G Preferred.

D.       Notices. Any notices required or permitted to be given under the terms hereof shall be sent by certified or registered mail (return receipt requested) or delivered personally, by nationally recognized overnight carrier or by confirmed facsimile transmission, and shall be effective five (5) days after being placed in the mail, if mailed, or upon receipt or refusal of receipt, if delivered personally or by nationally recognized overnight carrier or confirmed facsimile transmission, in each case addressed to a party as set forth below, or such other address and telephone and fax number as may be designated in writing hereafter in the same manner as set forth in this Section.

If to the Company:

ActiveCare, Inc.

1365 West Business Park Drive
Suite 100
Orem, Utah 84058
Attention: Jeffrey Peterson Telephone: (877) 219-6050

If to the holders of Series G Preferred, to the address listed in the Company’s books and records.

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IN WITNESS WHEREOF, the undersigned has signed this certificate as of the 31st day of January, 2017.

ACTIVECARE, INC.

By:	/s/ Jeffrey Peterson
Name:	Jeffrey Peterson
Title:	Chief Executive Officer

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